April 14, 2025

Via Edgar Transmission

Mr. Thomas Jones/ Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd Amendment No. 5 to Registration Statement on Form F-1 Filed March 25, 2025 File No. 333-282499

Dear Mr. Jones/ Mr. Ingram:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 31, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Registration Statement on Form F-1 filed March 25, 2025

Selling Shareholders, page 91

1.	Please revise the disclosure on pages 91 and Alt-21 to discuss the details of the transaction(s) in which the selling shareholders received the shares covered by the amended registration statement.

Response: We respectfully advise the Staff that we have updated the offering terms to amend the resale shareholder, and removed the selling shareholder.

2.	Please revise the disclosure on page Alt-21 to discuss, if applicable, the relationship between Action Holdings Limited and the two resale shareholders.

Response: We respectfully advise the Staff that we have updated the offering terms to amend the resale shareholder, and removed the selling shareholder.

Undertakings, page II-1

3.	Please revise to provide the undertakings required by Item 512(a) of Regulation S-K.

Response: We respectfully advise the staff that we have updated the disclosure under Part II of the Form F-1.

Exhibit Index, page II-2

4.	Please ensure that you have filed the underwriting agreement as an exhibit. In this regard, we note the new disclosure on page 108 that the “Company and the Selling Shareholder will enter into an underwriting agreement with Craft Capital Management, LLC and WestPark Capital, Inc.” However, you indicate in the asterisk footnote on page II-3 that the form of underwriting agreements was previously filed.

Response: We respectfully advise the Staff that we have exhibited an updated underwriting agreement together with this filing.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com